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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 17 )*


                                  JACLYN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                            ------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)              Page 1 of 5 pages

                                       13G


CUSIP No. 469772 10 7                                      Page  2  of  5  Pages
         -------------                                          ---    ---
================================================================================
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bonnie Sue Levy
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
     3        SEC USE ONLY



--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                                    - 0 -

         NUMBER OF           --------------------------------------------------
          SHARES                 6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   - 0 -
          EACH
        REPORTING             --------------------------------------------------
          PERSON                 7       SOLE DISPOSITIVE POWER
           WITH
                                                  226,952

                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                                    - 0 -

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              226,952

--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*                                                 [ ]


--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.4%

--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)              Page 2 of 5 pages

                                                              Page 3 of 5 Pages

                                AMENDMENT NO. 17

                                      -to-

                                  SCHEDULE 13G
                                 ---------------


Item 1(a)            Name of Issuer:

                     Jaclyn, Inc.

Item 1(b)            Address of Issuer's Principal Executive Offices:

                     635 59th Street
                     West New York, New Jersey  07093

Item 2(a)            Name of Person Filing:

                     Bonnie Sue Levy

Item 2(b)            Address of Principal Business Office or, if None,
                     Residence:

                     635 59th Street
                     West New York, New Jersey  07093

Item 2(c)            Citizenship:

                     United States

Item 2(d)            Title of Class of Securities:

                     Common Stock, par value $1.00 per share ("Common Stock")

Item 2(e)            CUSIP Number:

                     469772 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                     (a)  [   ] Broker or dealer under Section 15 of the Act,

                     (b)  [   ] Bank as defined in Section 3 (a) (6) of the Act,

                                                               Page 4 of 5 Pages

                     (c)  [   ] Insurance Company as defined in Section 3 (a)
                          (19) of the Act,

                     (d)  [   ] Investment Company registered under Section 8
                          of the Investment Company Act,

                     (e)  [   ] Investment Adviser registered under Section 203
                          of the Investment Advisers Act of 1940,

                     (f)  [   ] Employee Benefit Plan,  Pension Fund which is
                          subject to  the   provisions   of  the  Employee
                          Retirement  Income   Security  Act  of  1974  or
                          Endowment Fund,

                     (g)  [   ] Parent Holding Company, in accordance with Rule
                          13d-1 (b) (ii) (G),

                     (h)  [   ] Group, in accordance with Rule 13d-1 (b)(1)(ii)
                          (H).

                     Not applicable

Item 4               Ownership:

                     The following information is as of December 31, 1995:

                     (a)       Amount Beneficially Owned:

                               226,952 shares of Common Stock. This amount includes 14,288 shares of Common Stock held of record by Mrs. Levy as custodian for the benefit of her children, with respect to which Mrs. Levy disclaims beneficial ownership, 3,860 shares allocated to Mrs.Levy's account under the Jaclyn, Inc. Employee Stock Ownership Plan and 5,000 shares which Mrs. Levy may acquire pursuant to presently exercisable stock options.

                     (b) Percent of Class: 8.4%

                     (c)       Number of shares as to which such person has:

                               (i)   Sole power to vote or to direct the vote:
                                     none

                               (ii) Shared power to vote or to direct the vote: none

                               (iii) Sole power to dispose or to direct the
                                     disposition of:
                                          226,952

                               (iv) Shared power to dispose or to direct the disposition of: none

                                                              Page 5 of 5 Pages

Item 5               Ownership of Five Percent or Less of a Class.

                     Not Applicable.

Item 6               Ownership of More than Five Percent on Behalf of Another
                     Person.

                     Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

Item 8               Identification and Classification of Members of the Group.

                     Not Applicable.

Item 9               Notice of Dissolution of Group.

                     Not Applicable.

Item 10              Certification.

                     Not Applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  6, 1996



                                             /s/ Bonnie Sue Levy
                                          ---------------------------------
                                               Bonnie Sue Levy